**Securities and Exchange Commission**
**Office of International Corporate Finance**
**100 F Street, N.E., Mail Stop 3628**
**Washington DC 20549**
**USA**

**12g-3-2(b) Exemption**
**File N°.82-34953**

5th June 2008



# SUPPL

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,



Claire Giraut
Executive Vice President,
Chief Financial Officer

dw 6/10

IPSEN
Innovation for patient care

RECEIVED
2008 JUN 10 A 3:21

Press release

# Ipsen builds a fully fledged presence in North America, significantly enhancing its geographic footprint, global specialty portfolio and growth profile

- **Endocrinology: agreement to take control of US-partner Tercica Inc.**
- **Neurology: acquisition of the U.S. subsidiary of Vernalis plc, and of the North American rights for Apokyn®**
- **Hematology: acquisition of all OBI-1 assets from Octagen**
- **Revised financial outlook**

**Paris (France), 5 June 2008** - Ipsen (Euronext: FR0010259150; IPN) announced today that it has taken significant steps forward in building a fully fledged commercial presence in North America. In line with its strategy to globalize its specialist care business, the three transactions announced today will allow Ipsen, upon completion, to directly market its key specialist care products in the world's largest pharmaceutical market, with three global products in its portfolio (Somatuline® Autogel® / Depot, Increlex®, and, upon FDA approval, Dysport®).

In the field of endocrinology, Ipsen entered into a definitive merger agreement by which it would acquire all of the publicly held shares of Tercica Inc. the Group does not currently own at a price of $9.0 per share in cash. This transaction, which is subject to approval by a majority of outstanding Tercica shares, has been unanimously approved by Tercica's Board of Directors following recommendation and approval by an independent special committee of the Tercica board of directors comprised of three non-management independent directors (the "Special Committee").

In the field of neuromuscular disorders, the Group signed an agreement with Vernalis ltd to acquire its US operations, Ipsen's future platform for the launch of Dysport®, and the rights to market Apokyn®, a treatment for "off" episodes in moderate to severe Parkinson's Disease.

In the field of hematology, Ipsen entered into a purchase agreement with Octagen to acquire all its OBI-1 related assets in order to fully control its future development and, given the promising nature of the compound, extract more value from its direct commercialization.

Overall, through these transactions, Ipsen builds a fully fledged presence in North America, significantly enhances its geographic footprint, globalizes its specialty portfolio in endocrinology and neurology and accelerates its growth profile, notably by gaining access to new Research and Development projects.

**Jean-Luc Bélingard**, Chairman and Chief Executive Officer of Ipsen said: *"These proposed transactions represent another very significant step in the strategy to globalize our fast growing specialist care franchise, both from a commercial and R&D perspective. With a fully fledged commercial infrastructure in North America, Ipsen will further enhance its growth profile, be able to seize the opportunities to expand in the world's largest pharmaceutical market and leverage its existing rich research and development pipeline. Furthermore, upon closing of the transactions, Ipsen will notably add new promising R&D projects, with the full rights to OBI-1, the recombinant hGH and IGF-1 combination therapy or the expansion of Somatuline® into neuroendocrine tumors in North America."* Jean-Luc Bélingard added: *"We strongly believe that these landmark transactions represent a cost-effective way to enter the North American market by creating a US platform with the potential to generate sales in excess of $300 million in 2012 and close to $1 billion by the end of the next decade."*

**1. Endocrinology: agreement to take control of US-partner Tercica Inc.**

A subsidiary of Ipsen has entered into a definitive merger agreement by which it will acquire the remaining approximately 44.9 million fully diluted shares of Tercica (NASDAQ: TRCA) not owned by the Ipsen group for $9.0 per share in cash, for a total purchase price of approximately $404 million. Ipsen and its subsidiaries currently own approximately 25.3% of the outstanding shares of the U.S. biopharmaceutical company focused on endocrinology. In connection with the agreement, Ipsen has also committed to exercise its warrants to purchase Tercica common stock for a total exercice price of $37 million and to convert all of its outstanding convertible notes into Tercica common stock; following such exercise and conversion, Ipsen and its subsidiaries will then own approximately 42.7% of Tercica's common stock assuming no further exercise of stock options. Ipsen intends to finance this transaction through a combination of existing internal financial resources and bank loan financing already in place.

The proposed cash offer represents, with full certainty to Tercica Inc.'s shareholders, a 104% premium to Tercica's closing price on June 4, 2008 and a premium of 74% and 49% to the volume-weighted average closing share price during the last three months and six months respectively.

Tercica's Board of Directors, following the unanimous recommendation and approval of Tercica's Special Committee, who was advised by independent legal and financial advisors, has approved the merger agreement and recommended that Tercica stockholders vote to approve the merger

Ipsen has negotiated an arms-length agreement with the Tercica Special Committee that will be subject to the affirmative vote of the holders of a majority of the Tercica shares outstanding on the record date as well as customary regulatory approvals.

The exact timing of completion of the merger is dependent upon the review and clearance of the proxy statement and other necessary filings with the U.S. Securities and Exchange Commission. Further details about the proxy statement are set forth at the end of this press release.

*"The combination of Ipsen's and Tercica's development portfolios provides the opportunity to create a global leading endocrinology company"* said **John A. Scarlett**, M.D., Chief Executive Officer of Tercica Inc.. *"We believe this transaction recognizes the value we have created at Tercica, and provides our stockholders with attractive financial terms."*

**2. Neurology: acquisition of the U.S. subsidiary of Vernalis plc, and of the North American rights for Apokyn®**

Ipsen today announced that it has reached an agreement with UK-based Vernalis (R&D) Limited and Vernalis plc (LSE: VER) to acquire its US subsidiary Vernalis Pharmaceuticals, Inc. ("Vernalis Inc."), and the rights to develop and market Apokyn® in the US, for a total consideration of up to $12.5 million (or €8.1 million[1]). This transaction brings Ipsen an established and highly experienced neurology commercial team, who already market Apokyn® (apomorphine HCl) in the US to neurology specialty physicians, many of which are potential prescribers for Dysport®. In addition, Ipsen will subscribe to the equivalent of $5.0 million (or €3.2 million) of newly issued shares of Vernalis plc, and both companies will join forces to develop specific Ipsen neurology R&D programs. This transaction is subject to Vernalis plc's shareholders meeting approval.

The Food and Drug Administration ("FDA") accepted for filing Dysport® (botulinum toxin of type A) for cervical dystonia with in January 2008. In this context, this transaction gives Ipsen in a timely manner the US commercial and managed care expertise as well as the infrastructure platform from which to market Dysport® once the FDA has granted market approval. The acquisition of Vernalis Inc. is therefore strategically important for Ipsen, representing a significant step forward in building a global specialist care business with a direct presence in neurology in North America, the word's largest pharmaceutical market, and in further globalizing its specialist care business.

[1] Using a 1.55 €/$ exchange rate

Ipsen has agreed with Vernalis plc to acquire all the shares of its US subsidiary Vernalis Inc, and to acquire from its UK subsidiary Vernalis (R&D) Limited the rights and assets required to develop and market Apokyn® in the US, for a total consideration of up to $12.5 million (or €8.1 million).

In this context, Ipsen will pay $6.5 million to Vernalis plc (or €4.2 million) in upfront payments and additional payments of up to $5.0 million (or €3.2 million) contingent on certain commercial and operating milestones. In order to demonstrate its commitment to the business, Ipsen will also underwrite before closing $2.2 million (or €1.4 million) of specific corporate and commercial expenses of Vernalis Inc.

Upon approval by Vernalis plc's shareholders, Ipsen will also subscribe to 35,253,134 newly issued ordinary shares of Vernalis plc at 7.26 pence per share, representing a 20% premium over the 3-day average closing ordinary share price of Vernalis plc prior to the announcement of the acquisition on the London Stock Exchange.

Ipsen and Vernalis plc have also agreed to negotiate a joint venture to raise funding for the development of a selection of Ipsen's neurology pipeline projects. If this does not proceed, Ipsen will make a payment of $1.0 million to Vernalis.

**John Slater**, Chief Operating Officer of Vernalis plc. said: *"The fact that Ipsen selected Vernalis Pharmaceuticals Inc. as the basis for its North American commercial presence in neurology is a strong recognition that the team has set up a high-profile, professional presence in this field, initially around its Parkinson's disease product, Apokyn®. I am both proud and pleased that they can bring so much to Ipsen whilst embracing new and exciting challenges including the forthcoming launch of Dysport® in the US."*

**3. Hematology: acquisition of all OBI-1 related assets from Octagen**

Ipsen and Octagen today announced that they have entered into an Asset Purchase Agreement pursuant to which Ipsen will, upon closing, acquire all of Octagen's assets related to OBI-1 and get full control over OBI-1's clinical development.

Emory University (Atlanta, GA, USA) licensed its OBI-1 patents to Octagen (Wilmington, Delaware, USA), who in turn granted a worldwide, exclusive sublicense to Ipsen in 1998. OBI-1 is a biotech drug being developed to treat haemophilia and fully produced by Ipsen at its recombinant manufacturing sites located in Milford (Massachusetts, USA) and Wrexham (Wales, UK). Prior to the transaction, Octagen was responsible for the pre-clinical and clinical development of OBI-1 and sublicensed certain rights to Ipsen in connection with the manufacturing, regulatory activities and commercialization of OBI-1. In that context, Ipsen had agreed to make certain milestone payments to Octagen and to pay royalties based on OBI-1 future net sales. At the same time, Ipsen had purchased 21.45% of Octagen's share capital.

Pursuant to the Asset Purchase Agreement announced today, upon closing, Ipsen will make an upfront payment of $10.5 million (€6.8 million) to Octagen. Also Ipsen will make future additional milestone payments contingent on the product being allowed into Phase III, and later on receipt of marketing approvals in the U.S. and Europe, potentially totaling up to $26.0 million (€16.8 million). In addition, Ipsen shall pay, once the product is marketed and for a defined duration, a low to mid single digit royalty on its net sales in each country, on an upward sliding scale depending on certain sales thresholds.

Immediately following the completion of the acquisition of all of the assets related to OBI-1, Ipsen will also redeem its stake in Octagen.

**Revised financial outlook**

Ipsen confirms its standalone **full year 2008** objectives, as announced on February 27, 2008. However, once the closing dates of the transactions announced today are known, the Group will revise these objectives, to reflect the impact of the full consolidation of the newly acquired entities.

For the **full year 2009**, based on currently available information and assuming all transactions are closed, the Group has set for itself the following objectives:

- A total net sales growth of 12.0 to 14.0% compared to Ipsen's standalone objectives for 2008, at constant exchange rate
- An operating margin of around 15.0% of sales, notably taking into account the pre-launch costs of Dysport® in North America and excluding any transaction-related recordings or purchase accounting impacts;
- A continued Research and Development expense of 19.0 to 21.0% of total net sales.

Following these transactions, the Group expects to return to its 2007 operating margin level in 2011 excluding any assumption on potential future GLP-1 royalty stream.

Through the transactions announced today, Ipsen expects to create a North American platform able to generate sales in excess of $300 million in 2012, growing double-digit worldwide, and potentially able to reach $1 billion by the end of the next decade.

**Ipsen - Analyst and Investor conference call and webcast (in English)**

An investor presentation is available on Ipsen's Investor Relations website www.ipsen.com. Ipsen will host a conference call on 5 June 2008 at 1.00 p.m. (Paris time). A live webcast will be available at www.ipsen.com. The webcast will be archived on the Ipsen website for 3 months following the live call. Callers should dial in approximately 5 to 10 minutes prior to the start of the call. No reservation is necessary to participate in the call. The telephone numbers to join the conference call are, from France and Europe: +33 (0) 1 70 99 43 04 and from the United States: +1 718 354 1391. No access code is necessary.

A replay will be available soon after the live call. The telephone numbers to access the replay are, from France and Europe: +33 (0) 1 71 23 02 48 and from the United States: +1 718 354 1112. The access code is *1692745#*. The replay will be available for one week following the live call.

**Important additional information and where to find it**

In connection with the merger, Tercica will file a proxy statement with the Securities and Exchange Commission and in due course will mail the proxy statement to Tercica stockholders in connection with a meeting of Tercica stockholders to seek approval for the merger. The exact timing of completion of the merger is dependent on the review and clearance of the proxy statement, and other necessary filings, with the Securities and Exchange Commission. Tercica stockholders are urged to read the proxy statement in full when it becomes available because it will contain important information. Copies of the proxy statement, as well as other filings containing information about Ipsen, its subsidiaries and Tercica, will be made available in due course, without charge, at the internet site of the Securities and Exchange Commission (www.sec.gov). The proxy statement and such other documents may also be obtained for free form the [Investor Relations] section of the Tercica's internet site (www.tercica.com) or by directing a request to Tercica at: 2000 Sierra Point Parkway, Suite 400, Brisbane, CA 94005, Attention: Stephen Rosenfield

**Participants in the Solicitation**

Tercica, Ipsen and their respective directors, executive officers, affiliates and other person may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ipsen's directors and executive officers is available in Ipsen's Registration Document filed with the Autorité des Marchés Financiers and available on its website www.ipsen.com. Information regarding Tercica's directors and executive officers is available in Tercica's Form 10-K for the year ended December 31, 2007 which was filed with the Securities and Exchange Commission on

February 29, 2008. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement, the Schedule 13E-3 transaction statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available. This press release and the related Agreement and Plan of Merger will be filed with the Securities and Exchange Commission pursuant to the requirements of U.S. securities laws.

**About Ipsen**

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

**Ipsen Forward-looking statements**

The forward-looking statements and targets contained herein are based on Ipsen's management's current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Moreover, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favorable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. Ipsen expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group also faces the risk of product liability claims relating to their safety, notably for its neuromuscular disorders products (marketed under the brand name Dysport® notably) that may cause, or may appear to cause, serious adverse side effects or potentially dangerous drug interactions if misused or improperly prescribed. The Group is subject to adverse event reporting pharmacoviligance obligations that require to report to regulatory authorities if the Group's products are associated with serious adverse events, including patient death or serious injury. These adverse events, among others, could result in additional regulatory constraints, such as additional requests from the regulatory authorities during reviews of applications filed for marketing approvals in various countries which could delay the launch time of the given products in new markets, the performance of costly post-approval clinical studies or revisions to the approved labeling limiting the indications or patient population for the Group's products or could even lead to the withdrawal of a product from the market. Such events could harm the sales of the product and therefore have a material negative impact on the Group's financial situation. Furthermore, any adverse publicity associated with such an event could cause consumers to seek alternatives to the Group's products, which may cause sales to decline, even if the Ipsen product at stake is ultimately determined not to have been the cause of the reported serious adverse event. Ipsen's business is subject to the risk factors outlined in its information documents filed with the French *Autorité des Marchés Financiers.*

IPSEN
Innovation for patient care

For further information:

**Ipsen**

**Didier Véron**
Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38
Fax: +33 (0)1 44 30 42 04
E-mail: didier.veron@ipsen.com

**David Schilansky**
Investor Relations Officer
Tel.: +33 (0)1 44 30 43 31
Fax: +33 (0)1 44 30 43 21
E-mail: david.schilansky@ipsen.com

**Brunswick Group (press contacts)**
Robin Gilliland
Telephone: +1- 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone + 44 (0)207 396 3536
Fax + 44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

## APPENDICES

### About Apokyn®

Apokyn® (apomorphine hydrochloride injection) is the only therapy available in the US for the treatment of "off" episodes (re-emergence of Parkinson's disease symptoms) associated with advanced Parkinson's disease. It is used as an adjunct to other Parkinson's disease medications and is administered, as needed, by means of an injector pen to treat periods of poor mobility in people with advanced disease. In April 2004, Apokyn® received FDA approval with Orphan Drug designation to treat advanced Parkinson's disease patients in the U.S. who experience the severe "on/off" motor fluctuations that are unresponsive to other oral Parkinson's disease therapies. Approximately 112,000 (source: Vernalis) patients with Parkinson's disease experience such "off" episodes despite optimal oral Parkinson's disease therapy. In clinical studies, Apokyn® was shown to be effective in the acute, intermittent treatment of "off" episodes demonstrating a highly significant improvement in Unified Parkinson 60 Disease Rating Scale (UPDRS) Part III motor scores at 20 minutes, with statistical improvements in some measures noted as early as 10 minutes (the UPDRS is used by researchers and clinicians around the world to measure disease severity in patients).

It is estimated that approximately 1.5 million people in the U.S. (source: Vernalis) have Parkinson's disease, a condition that results from selective degeneration of an area of the brain called the substantia nigra, which is located towards the base of the brain in the basal ganglia. Normally these nerve cells release dopamine - a chemical that transmits signals between nerve cells (called a neurotransmitter). This central signalling pathway is essential for the fine control of movement and posture, and breakdown results in the symptoms of Parkinson's disease, namely tremor, rigidity, slow movements and postural instability. Muscle rigidity can become so severe as to result in "freezing" also referred to as "off" episodes, when patients are rendered immobile. Patients also suffer from problems relating to impaired control of blood pressure (postural hypotension) and gut motility, which can impair the absorption of food and drugs. The disease is progressive and the signs and symptoms generally worsen over time. However, while Parkinson's disease may eventually be disabling, the disease often progresses gradually and with appropriate treatment many patients have a number of years of productive life after initial diagnosis.

### About Dysport®

The active substance in Dysport® is a botulinum neurotoxin type A complex, which acts at the level of the neuromuscular junction in the targeted muscle. Dysport®, Ipsen's botulinum toxin type A, is a neuromuscular blocking toxin which acts to block acetylcholine release at motor nerve ends and reduces muscular spasm. It was initially developed for the treatment of movement disorders such as cervical dystonia (a chronic condition in which the neck is twisted or deviated), blepharospasm (involuntary eye closure), hemifacial spasm and various forms of muscle spasticity, including post-stroke arm spasticity, spasticity of the lower limbs (calf) in adults and children with cerebral palsy. Dysport® was originally launched in the United Kingdom in 1991 and has marketing authorisations in over 70 countries.
The product is currently referred to as Reloxin® in the United States aesthetic market and Dysport® for medical and aesthetic markets.

### About Vernalis plc

Vernalis is a specialty bio-pharmaceutical company focused on products marketed to specialist neurologists. The company has two marketed products, Frova® and Apokyn®, and a development pipeline focused on neurology and central nervous system disorders. The company has six products in clinical development and collaborations with leading, global pharmaceutical companies including Novartis, Biogen Idec, Endo, Menarini and Chiesi.

### About Vernalis Inc.

Vernalis Inc. is the North American commercial affiliate of Vernalis plc. Vernalis Inc. is a fully functional commercial operation operating in the field of neurology. The company markets Apokyn® (apomorphine HCl) in North America. Vernalis Inc. is composed of 55 staff, with considerable industry

experience, a strong track record in neurology and an established and strong relationship with Managed Care organisations.

**About Octagen**

Founded in November 1997, Octagen Corporation (Octagen) is a privately held biopharmaceutical company whose mission is to develop and commercialize improved therapies for hemophilia and other genetic disorders. Octagen's most advanced project, now in Phase II clinical trials, involves the development of recombinant porcine Factor VIII (rpfVIII) and is developed in collaboration with Ipsen. Octagen's website is www.octagen.com.

**About hemophilia A**

Congenital hemophilia A is a genetic bleeding disorder resulting in a deficiency of coagulation FVIII. This disease affects male predominantly with an incidence of 1 in 5000 male birth. According to the Centers for Disease Control there are approximately 13 000 people living with hemophilia A in the US. Hemophilia A is characterized by frequent spontaneous bleeding episode as well as prolonged bleeding from trauma or surgery. Treatment and prevention of bleeding episode consist in replacing the missing factor FVIII with recombinant or plasma derived human FVIII.

A major complication in the treatment of hemophilia A patients is the development of antibodies (called inhibitors) to human FVIII. Approximately 30% of hemophilia A patients will develop antibodies to human FVIII in their life time. For those patients control of bleeding episodes relies on treatment that bypasses the need for FVIII.

The development of antibodies to human FVIII can also occur in individual with normal coagulation. These auto-antibodies neutralize circulating FVIII making it no longer available, thus creating a deficiency in FVIII. Those individuals are diagnosed with acquired hemophilia A.

Acquired hemophilia A is a rare disease affecting about 1.48 individual per million with an estimated 445 cases per year in the US. Acquired hemophilia A is often associated with auto-immune disease, malignancy or pregnancy, although in about 50% of the cases there is no underlying disease. Clinical manifestation of acquired hemophilia includes spontaneous bleeding or prolonged bleeding due to minimal trauma or surgery and is more severe and anatomically diverse than in congenital hemophilia A.

Replacement therapy with human FVIII is of limited benefit because it is rapidly neutralized by circulating antibodies. For those patients control of bleeding episodes also relies on treatment that bypasses the need for FVIII.

**About OBI-1**

OBI-1 is a recombinant porcine Factor VIII. Since porcine FVIII (pFVIII) possesses low cross reactivity to anti-hFVIII antibodies, it is expected that OBI-1 can be used to stop bleeding in hemophilia patients with inhibitor using the same natural pathway as human Factor VIII for non inhibitor patients.

Phase I and II clinical trials have been conducted with OBI-1 in the United States, Canada, South Africa and Russia. Promising results of a phase II study on OBI-1 were presented to the American Society of Hematology in December 2007 stating that "OBI-1 can be given as a short infusion. It was effective in controlling all bleeds which occurred in this study and was well tolerated. "[1] Additional studies are now planned to optimize dose range for OBI-1 and to confirm the long term safety and efficacy of OBI-1 in the treatment of bleeds in a larger cohort of individuals with congenital hemophilia A complicated by the presence of hFVIII inhibitors, and with acquired hemophilia A.

**About Tercica**

Tercica is a biopharmaceutical company committed to improving endocrine health by partnering with the endocrine community to develop and commercialize new therapeutics for short stature and other metabolic disorders. For further information on Tercica, please visit www.tercica.com.

---

[1] "A Phase II Open-Label Study Evaluating Hemostatic Activity, Pharmacokinetics and Safety of Recombinant Porcine Factor VIII (rpFVIII, OBI-1) in Hemophilia A Patients with Inhibitors Directed Against Human FVIII (hFVIII)", Johnny Mahlangu et al., American Society of Hemophilia, December 2007

END